UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

BLACK RIDGE OIL & GAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09216Q103

(CUSIP Number)

J. Robert Chambers

 c/o Chambers Energy Management, LP

600 Travis Street, Suite 4700

Houston, TX 77002

(713) 554-6770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 09216Q103

1.	Name of Reporting Person: Chambers Energy Management, LP

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,000,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4% (2)

14.	Type of Reporting Person: PN

(1)   Based on the warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of common stock, par value $0.001 (“Common Stock”), respectively, at an exercise price of $0.65 per share (the “Warrants”) (see Item 1 below for more detail), which are currently exercisable, and thus represent beneficial ownership of the underlying shares in accordance with Rule 13d-3(d)(1).

(2)   The beneficial ownership percentage of the Reporting Persons is calculated based upon (i) 47,979,990 shares of Common Stock reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Preliminary Information Statement (as defined in Item 4), and (ii) the Warrants.

CUSIP No.: 09216Q103

1.	Name of Reporting Person: Chambers Energy Management GP, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,000,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4% (2)

14.	Type of Reporting Person: OO (limited liability company)

(1)   Based on the Warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 1 below for more detail), which are currently exercisable, and thus represent beneficial ownership of the underlying shares in accordance with Rule 13d-3(d)(1).

(2)   The beneficial ownership percentage of the Reporting Persons is calculated based upon (i) 47,979,990 shares of Common Stock reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Preliminary Information Statement, and (ii) the Warrants.

CUSIP No.: 09216Q103

1.	Name of Reporting Person: J. Robert Chambers

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,000,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4% (2)

14.	Type of Reporting Person: IN

(1)   Based on the Warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 1 below for more detail). These Warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

(2)   The beneficial ownership percentage of the Reporting Persons is calculated based upon (i) 47,979,990 shares of Common Stock reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Preliminary Information Statement, and (ii) the Warrants.

CUSIP No.: 09216Q103

1.	Name of Reporting Person: CEC Fund II GP, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,000,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4% (2)

14.	Type of Reporting Person: HC, OO (limited liability company)

(1)   Based on the Warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 1 below for more detail), which are treated as exercised only for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons in accordance with Rule 13d-3(d)(1).

(2)  The beneficial ownership percentage of the Reporting Persons is calculated based upon (i) 47,979,990 shares of Common Stock reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Preliminary Information Statement, and (ii) the Warrants.

CUSIP No.: 09216Q103

1.	Name of Reporting Person: CEC GP, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,000,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4% (2)

14.	Type of Reporting Person: OO (limited liability company)

(1)   Based on the Warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 1 below for more detail) which are treated as exercised only for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons in accordance with Rule 13d-3(d)(1).

(2)  The beneficial ownership percentage of the Reporting Persons is calculated based upon (i) 47,979,990 shares of Common Stock reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Preliminary Information Statement, and (ii) the Warrants.

Explanatory Note: The Reporting Persons (defined herein) previously filed statements of beneficial ownership on Schedule 13G (the “Schedule 13G”) pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934 (the “Act”) (see Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on August 19, 2013), reporting their beneficial ownership in the Warrants (defined herein) that are held by Chambers Energy Capital II, LP (“Chambers Energy Capital II”) and Chambers Energy Capital II TE, LP (“Chambers Energy Capital II TE” and, together with Chambers Energy Capital II, the “Chambers Warrantholders”).  The Warrants were acquired in connection with the entry into that certain Credit Agreement dated August 8, 2013 (as amended, the “Chambers Second Lien Credit Facility”), by and among Black Ridge Oil & Gas, Inc. (the “Issuer”), as borrower, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, and Chambers Energy Management LP, as Agent.

As a result of the Issuer’s financial distress, the Issuer, after consideration of various strategic alternatives and other factors, on March 29, 2016, entered into an Asset Contribution Agreement (the “Asset Contribution Agreement”), by and between the Issuer and one of its wholly-owned subsidiaries, Black Ridge Holding Company, LLC (“BRHC”), whereby the Issuer agreed to contribute and assign to BRHC all of the Issuer’s (i) oil and gas assets (including working capital and tangible and intangible assets) (the “Assets”), (ii) outstanding balances under the Cadence First Lien Credit Facility (defined herein), and the outstanding balances under the Chambers Second Lien Credit Facility and (iii) all liabilities related to the Assets, in exchange for 5% of the Class A Units of BRHC and all of BRHC’s Class B Units (the “Asset Contribution”).

Additionally, on March 29, 2016, Chambers Energy Capital II, Chambers Energy Capital II TE and CEC II TE, LLC (“CEC II TE”), entered into a Debt Contribution Agreement (the “Debt Contribution Agreement”), with the Issuer and BRHC, whereby the Chambers Lenders (defined herein) agreed to release BRHC of its obligations under the Chambers Second Lien Credit Facility (the “Debt Satisfaction”) in exchange for 95% of the Class A Units of BRHC.  Additionally, the Chambers Warrantholders agreed to cancel the Warrants for no consideration upon the satisfaction of the closing conditions set forth in the Debt Contribution Agreement (the “Warrant Cancellation” and, together with the Asset Contribution and the Debt Satisfaction, the “BRHC Transactions”).

On March 29, 2016, the Issuer received a written consent from the owners of more than 50% of its issued and outstanding Common Stock to approve the BRHC Transaction.  The Chambers Warrantholders did not participate in this written consent as they were not entitled to vote as holder of the Warrants.

BRHC will be managed by a board of managers (the “BRHC Board”), which will be responsible for the conduct of the day-to-day business of BRHC and the management, oversight and disposition of the assets of BRHC. The initial BRHC Board will be comprised of three managers, consisting of two managers appointed by the Chambers Lenders and one member from the Issuer.  All material decisions, actions or elections to be made or taken by BRHC will require the approval of a majority of the BRHC Board.  Following closing of the BRHC Transaction, the operations of the BRHC’s properties and the financial and administrative function of BRHC will be managed by the Issuer pursuant to a Management Services Agreement (defined herein).

Item 1.           Security and Issuer

This Schedule 13D relates to warrants (the “Warrants”) Chambers Energy Capital II and Chambers Energy Capital II TE hold of record that entitle them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock of the Issuer, respectively, at an exercise price (the “Exercise Price”) of $0.65 per share.  Subject to their cancellation in connection with the BRHC Transaction, these Warrants are exercisable at any time and from time to time during the period from August 8, 2013 through August 8, 2018.  The Issuer’s principal executive office is located at 10275 Wayzata Blvd., Suite 310, Minnetonka, Minnesota 55305.

The price per share of the Common Stock has not exceeded the Exercise Price since October 23, 2014.  In the twelve month period ended March 29, 2016, the price per share of the Common Stock ranged from a low of $0.04 to a high of $0.38, and the Common Stock is currently traded in the over-the-counter market.  Because the price per share of Common Stock has traded below the Exercise Price, the Chambers Warrantholders have not exercised the Warrants.  The Reporting Persons do not otherwise beneficially own any shares of Common Stock.

Item 2.           Identity and Background

(a)         This Schedule 13D is filed by Chambers Energy Management, LP, Chambers Energy Management GP, LLC, J. Robert Chambers, CEC Fund II GP, LLC and CEC GP, LLC (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).  CEC Fund II GP, LLC, a Delaware limited liability company, is the general partner of Chambers Energy Capital II and Chambers Energy Capital II TE, which are the holders of record of the Warrants. CEC GP, LLC, a Delaware limited liability company, is the sole member of CEC Fund II GP, LLC. Chambers Energy Management, LP (the “Management Company”), a Delaware limited partnership, provides certain investment advisory and management services to Chambers Energy Capital II and Chambers Energy Capital II TE. Chambers Energy Management GP, LLC, a Delaware limited liability company, is the general partner of the Management Company.  J. Robert Chambers is the sole managing member of both CEC GP, LLC and Chambers Energy Management GP, LLC and thus has voting and dispositive control of the securities held by the Reporting Persons.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, managing members, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein.

(b)         The address for each of the Reporting Persons is c/o Chambers Energy Management, LP, 600 Travis Street, Suite 4700, Houston, TX 77002.

(c)          The principal business of the Reporting Persons, other than Mr. Chambers, is the making of credit investments in the energy industry.  Mr. Chambers’ principal occupation is President and Chief Executive Officer of the Management Company.

(d)-(e)         During the past five years, none of the Reporting Persons, and none of the Listed Persons identified on Schedule I, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Chambers is a citizen of the United States.  Each of the Reporting Persons other than Mr. Chambers are entities properly organized under the laws of the state of Delaware.

Item 3.           Source and Amount of Funds or Other Consideration

On August 8, 2013, the Issuer entered into that certain Credit Agreement, dated August 8, 2013, between the Issuer, as borrower, and Cadence Bank, N.A. (“Cadence”), as lender (as amended, the “Cadence First Lien Credit Facility”).  Cadence is unaffiliated with the Reporting Persons.  The Cadence First Lien Credit Facility is secured by first priority interests in mortgages on substantially all of the Issuer’s assets, including but not limited to the Issuer’s mineral interests in North Dakota and Montana.

On the same day that the Issuer entered into the Cadence First Lien Credit Facility, the Issuer entered into the Chambers Second Lien Facility (together with the Cadence First Lien Credit Facility, the “Credit Facilities”).  The Chambers Second Lien Credit Facility is secured by second priority interests on substantially all of the Issuer’s assets, including but not limited to second priority mortgages on the Issuer’s mineral interests in North Dakota and Montana.

In connection with the entering into of the Chambers Second Lien Credit Facility, each of the Chambers Warrantholders received the Warrants pursuant to that certain Warrant to Purchase Common Stock in the Issuer dated as of August 8, 2013 from the Issuer to Chambers Energy Capital II TE and that certain Warrant to Purchase Common Stock in the Issuer dated as of August 8, 2013 from the Issuer to Chambers Energy Capital II.  The Warrants entitle the Chambers Warrantholders to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock of the Issuer, respectively, at the Exercise Price of $0.65 per share.  Subject to their cancellation in connection with the BRHC Transaction, these Warrants are exercisable at any time and from time to time during the period from August 8, 2013 through August 8, 2018.  The Warrants do not include any voting rights.  The Chambers Warrantholders have certain preemptive rights to purchase shares of Common Stock if the Issuer proposes to grant, issue or sell any shares of Common Stock.  The Warrants are subject to adjustment to reflect any recapitalization or capital reorganization of the capital stock of the Issuer.  Any shares of Common Stock issued upon the exercise of the Warrants will have certain registration rights on the third anniversary of the issue date of the Warrants.

The Chambers Warrantholders were each initially lenders to the Issuer under the Chambers Second Lien Credit Facility.  However, pursuant to that certain Assignment and Acceptance Agreement (the “Assignment and Acceptance Agreement”), dated April 1, 2016, between Chambers Energy Capital II TE and CEC II TE, Chambers Energy Capital II TE assigned all of its right, title and interest in, and obligations with respect to, the amounts lent by Chambers Energy Capital II TE to CEC II TE.  References in this Schedule 13D to “Chambers Lenders” refer to Chambers Energy Capital II and Chambers Energy Capital II TE prior to the date of the Assignment and Acceptance Agreement and Chambers Energy Capital II and CEC II TE from and after the date of the Assignment and Acceptance Agreement.  Chambers Energy Capital II TE retained the Warrants.

In connection with the closing of the BRHC Transaction, the Warrants will be automatically retired and cancelled.

Item 4.           Purpose of Transaction

The Reporting Persons acquired the Warrants for investment purposes in connection with the entering into of the Chambers Second Lien Credit Facility.  The Reporting Persons have not exercised any of the Warrants, and the Common Stock has traded below the Exercise Price of $0.65 per share since October 2014.  The Reporting Persons have not otherwise acquired any Common Stock or equity securities of the Issuer.

The Issuer’s preliminary Information Statement pursuant to Schedule 14C, filed with the SEC on March 31, 2016 (the “Preliminary Information Statement”), describes how the low commodity price environment beginning in 2014 and continuing through 2015 had a material negative impact to the value of the Issuer’s collateral and earnings before interest, taxes, depreciation and amortization (“EBITDA”) in connection with certain financial and leverage covenants related to the Credit Facilities.

Throughout the low commodity price environment, the Issuer worked with the Chambers Lenders, as lenders under the Chambers Second Lien Credit Facility, regarding potential acquisitions and evaluating the Issuer’s portfolio and investment in assets. The Issuer sought a longer term covenant relief plan, but, given the low commodity price environment, the Chambers Lenders limited such covenant relief to quarterly waivers and modest covenant waivers in the first and second quarters of 2015.

Following the release of its third quarter 2015 results in mid-November 2015, the Chambers Lenders informed the Issuer that it disagreed with its calculation of EBITDA for leverage covenant calculations, but did not declare a formal event of default.

During the fourth quarter of 2015 and the first quarter of 2016, the Issuer began discussions regarding a potential modification of its indebtedness and various strategic alternatives given that the Issuer anticipated that it would not be in compliance with its financial covenants for the fourth quarter of 2015. As described in the Preliminary Information Statement, these included (1) equity issuances, (2) refinancing of the Issuer’s debt, (3) business combinations, (4) asset sales, and (5) bankruptcy protection.  In addition to the alternatives discussed in the previous sentence, on December 21, 2015, the Issuer’s Chief Executive Officer, one of the members of the Issuer’s board of directors (the “Board”), and a financial consultant to the Issuer met with the Chambers Lenders to discuss the potential terms of the BRHC Transaction.  The Issuers and the Chambers Lenders continued to discuss a potential transaction through the end of March of 2016.

As described in the Issuer’s Current Report on Form 8-K, filed with the SEC on March 30, 2016, as of March 29, 2016, the Issuer was out of compliance with its collateral coverage ratio restrictive covenant contained in the Credit Facilities for the period ended December 31, 2015, and based on the Issuer’s projections, the Issuer expected to be out of compliance on other restrictive covenants throughout 2016 unless those requirements were waived or amended. Additionally, the borrowing base under the Cadence First Lien Credit Facility was subject to redetermination on April 1, 2016.  As the Issuer failed to comply with the restrictive covenants contained in its Credit Facilities, the result was an Event of Default (as defined in the applicable Credit Facilities) that permitted an acceleration of the indebtedness under certain circumstances and permitted its secured lenders, including Cadence and the Chambers Lenders, to foreclose on substantially all of the Issuer’s assets that secure such debt. Any accelerated debt would become immediately due and payable.

After evaluating the alternatives described above, the Issuer agreed in principle to pursue the BRHC Transaction.  The Board ultimately concluded that the BRHC Transaction was the best course of action with the highest likelihood for execution and equity recovery for its stockholders. The Board believed the BRHC Transaction would permit the stockholders of the Issuer to preserve potential for some recovery if commodity prices recover.

On March 29, 2016, the Issuer received a written consent from the owners of more than 50% of its issued and outstanding Common Stock to approve the BRHC Transaction.  The Chambers Warrantholders did not participate in this written consent as they were not entitled to vote as holders of the Warrants.

On March 29, 2016, the Issuer entered into the Asset Contribution Agreement whereby the Issuer agreed to the Asset Contribution.  Additionally, on March 29, 2016, the Chambers Lenders agreed to the Debt Satisfaction in exchange for 95% of the Class A Units of BRHC.  The Class A Units are the only class of voting securities issued by BRHC.  The Chambers Warrantholders further agreed to the Warrant Cancellation.  The Issuer will retain 5% of the Class A Units of BRHC and 100% of the Class B Units of BRHC.  The Class B Units are non-voting profits interests that will entitle its holders to participate in increasing levels of future distributions of BRHC after distributions equal to the capital contributions and a preferred return (as described more fully in the Preliminary Information Statement) have been made to the holders of Class A Units.

The transactions contemplated by the Debt Contribution Agreement, including the Debt Satisfaction and the Warrant Cancellation, are expected to close in April or May of 2016, subject to closing conditions, and will be effective April 1, 2016.  The BRHC Transaction is subject to the Issuer having assigned the Cadence First Lien Credit Facility to BRHC, with Cadence consenting to such assignment, and BRHC and Cadence shall have entered into any applicable amendment agreements related to such assignment and waiver of financial covenant ratio compliance for the quarter ended December 31, 2015 and quarter ended March 31, 2016. The BRHC Transaction is also subject to the Issuer having assigned the hedging agreements, by and between the Issuer and BP Energy Company (“BP”) to BRHC, with BP consenting to such assignment.

The Issuer will remain a publicly traded corporation subject to the Act after the closing of the BRHC Transaction.

BRHC will be managed by the BRHC Board, which will be responsible for the conduct of the day-to-day business of BRHC and the management, oversight and disposition of the assets of BRHC. The initial BRHC Board will be comprised of three managers, consisting of two managers appointed by the Chambers Lenders and one member from the Issuer.  All material decisions, actions or elections to be made or taken by BRHC will require the approval of a majority of the BRHC Board.

The operations of the BRHC’s properties and the financial and administrative function of BRHC will be managed by the Issuer pursuant to the Management Services Agreement. Under the Management Services Agreement, the Issuer will, subject to certain exceptions, receive an annual management fee from BRHC, payable in equal installments on a quarterly basis.  The Management Services Agreement will provide termination provisions upon reasonable notice for both the BRHC and the Issuer as well as upon a change of control, provided that if the Management Services Agreement is terminated prior to January 1, 2017, BRHC may be obligated to pay the Issuer a certain make-whole amount. Under the Management Services Agreement, BRHC will have a co-invest right on any transactions that the Issuer locates, facilitates or manages for a third-party, including the right to exercise and fulfill any option the Issuer has to participate as a co-investor.

Based on disclosure in the Preliminary Information Statement, due to the structure of the BRHC Transaction, the Issuer may become a transient investment company under the Investment Company Act of 1940 (the “Investment Company Act”).  If the Issuer becomes an inadvertent investment company, and fails to meet the requirements of the transient investment company exemption under Rule 3a-2 of the Investment Company Act, then it will be required to register as an investment company with the SEC.  After the closing of the BRHC Transaction, the Reporting Persons will not have any beneficial ownership of any Issuer securities and its Schedule 13D filing obligations will cease.

(a) - (j) Except for the matters set forth above in this Item 4, the Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to

Item 4 of Schedule 13D.  Upon the closing of the BRHC Transaction, the Reporting Persons will no longer beneficially own any Warrants or Common Stock of the Issuer.

Item 5.           Interest in Securities of the Issuer

(a)-(b)        The beneficial ownership percentage of the Reporting Persons is calculated based upon (i) 47,979,990 Common Units of the Issuer reported to be outstanding as of March 16, 2016, as reported in the Issuer’s Preliminary Information Statement, and (ii) the Warrants, which are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons in accordance with Rule 13d-3(d)(1).

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chambers Energy Management, LP	5,000,000	9.4%	0	5,000,000	0	5,000,000
Chambers Energy Management GP, LLC	5,000,000	9.4%	0	5,000,000	0	5,000,000
J. Robert Chambers	5,000,000	9.4%	0	5,000,000	0	5,000,000
CEC Fund II GP, LLC	5,000,000	9.4%	0	5,000,000	0	5,000,000
CEC GP, LLC	5,000,000	9.4%	0	5,000,000	0	5,000,000

Chambers Energy Capital II and Chambers Energy Capital II TE are the record holders of the Warrants, which entitle them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share. Subject to their cancellation in connection with the BRHC Transaction, the Warrants are exercisable at any time and from time to time during the period from August 8, 2013 through August 8, 2018. CEC Fund II GP, LLC, a Delaware limited liability company, is the general partner of the Chambers Warrantholders (i.e., Chambers Energy Capital II and Chambers Energy Capital II TE). CEC GP, LLC, a Delaware limited liability company, is the sole member of CEC Fund II GP, LLC. The Management Company provides certain investment advisory and management services to Chambers Energy Capital II and Chambers Energy Capital II TE. Chambers Energy Management GP, LLC, a Delaware limited liability company, is the general partner of the Management Company. J. Robert Chambers is the sole managing member of both CEC GP, LLC and Chambers Energy Management GP, LLC and as such has the ultimate voting and dispositive power over the securities held by the Chambers Warrantholders.  Each of the Reporting Persons may be deemed to beneficially own the securities held by the Chambers Warrantholders but disclaims such ownership except to the extent of its pecuniary interest therein.

(c)          Except as set forth in Item 4 of this Schedule 13D with respect to the Warrant Cancellation, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Chambers Second Lien Credit Facility, the Warrants and the BRHC Transaction described and incorporated by reference in Item 3 and Item 4 is hereby incorporated in this Item 6 by reference.

Aside from the agreements described above, none of the Reporting Persons nor any person named in Schedule I have entered into any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.                                 Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2016

J. Robert Chambers

/s/ J. Robert Chambers

Chambers Energy Management, LP
By: Chambers Energy Management GP, LLC, its general partner

By:	/s/ J. Robert Chambers
J. Robert Chambers, Sole Member

Chambers Energy Management GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Sole Member

CEC Fund II GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Managing Director

CEC GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Managing Member

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of April 8, 2016.

J. Robert Chambers

/s/ J. Robert Chambers

Chambers Energy Management, LP
By: Chambers Energy Management GP, LLC, its general partner

By:	/s/ J. Robert Chambers
J. Robert Chambers, Sole Member

Chambers Energy Management GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Sole Member

CEC Fund II GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Managing Director

CEC GP, LLC

By:	/s/ J. Robert Chambers
J. Robert Chambers, Managing Member

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

Reporting Person: Chambers Energy Management, LP

Name	Business Address	Principal Occupation or Employment	Citizenship
J. Robert Chambers	600 Travis, Suite 4700, Houston, TX 77002	President & CEO	USA
Robert Finch	600 Travis, Suite 4700, Houston, TX 77002	COO & CFO	USA
R. Kyle Kettler	600 Travis, Suite 4700, Houston, TX 77002	Managing Director	USA
Phillip Pace	600 Travis, Suite 4700, Houston, TX 77002	Managing Director	USA
Guy Hoffman	600 Travis, Suite 4700, Houston, TX 77002	Managing Director	USA

Reporting Person: Chambers Energy Management GP, LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
J. Robert Chambers	600 Travis Street, Suite 4700, Houston, TX 77002	Sole Member	USA

Reporting Person: CEC Fund II GP, LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
J. Robert Chambers	600 Travis Street, Suite 4700, Houston, TX 77002	Managing Director	USA
Guy Hoffman	600 Travis Street, Suite 4700, Houston, TX 77002	Managing Director	USA
Phillip Pace	600 Travis Street, Suite 4700, Houston, TX 77002	Managing Director	USA
R. Kyle Kettler	600 Travis Street, Suite 4700, Houston, TX 77002	Managing Director	USA

Reporting Person: CEC GP, LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
J. Robert Chambers	600 Travis Street, Suite 4700, Houston, TX 77002	Managing Member	USA